[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]


June 8, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Max A. Webb, Assistant Director
           Joshua Ravitz, Attorney-Advisor

Re:  SLC Student Loan Receivables I, Inc. (the "Depositor")
     Amendment No. 1 to Registration Statement on Form S-3, Filed
     on May 18, 2006 (File No. 333-133028)
     ------------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated June 5, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on April 6, 2006, and references to "Am. No. 2" refer to Pre-Effective Amendment No. 2 to the Registration Statement, filed on the date of this letter.

SLC Student Loan Trust Prospectus Supplement
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General
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1.    We note from your response to comment 9 in our letter dated May 1, 2006 that the remarketing agent is an affiliate of the sponsor and the depositor. In a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518 and Section 15.01 of Regulation AB Telephone Interpretations. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus. Confirm that you will follow this practice.

      The Depositor confirms that it will follow the practice as described.

SLC Private Credit Student Loan Trust Prospectus Supplement
-----------------------------------------------------------

Summary
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2.    We reissue comment 6 of our letter of May 1, 2006, in part. Please revise the summary of the SLC Private Credit Student Loan Prospectus Supplement, as you have done in the summary of the SLC Student Loan Prospectus Supplement, to briefly describe how losses not covered by credit enhancement will be allocated.

      The Depositor has revised the summary of the SLC Private Credit Student Loan Trust Prospectus Supplement in Am. No. 2 to include a brief description of how losses not covered by credit enhancement will be allocated under the subheading "Losses and Shortfalls" on page S-10.

3. We note from page S-39 that you include insurance as a form of credit enhancement. Please provide a brief description of the protection or support provided by insurance and identify the insurance provider. See
      Item 1103(a)(3)(ix) of Regulation AB.

      The Depositor has provided a brief description of the protection or support provided by insurance and a placeholder for the identity of the insurance provider on page S-39 of the SLC Private Credit Student Loan Trust Prospectus Supplement in Am. No. 2.

4. As a follow-up to comment above, please remove or revise as appropriate the risk factor on page S-23 entitled, "The Trust Will Not Have the Benefit of Any Guarantees or Insurance on the Trust Student Loans".

      The Depositor has revised the risk factor entitled "The Trust Will Not Have the Benefit of Any Guarantees or Insurance on the Trust Student Loans" on page S-23 of the SLC Private Credit Student Loan Trust Prospectus Supplement in Am. No. 2 to account for transactions which do not include any private insurance, as well as, to account for transactions that include private insurance in a situation where the claims paying ability of the insurance provider has declined to below investment grade and no payments under the related insurance policy should be presumed.

      We enclose in this letter the marked copy of the amended SLC Private Credit Student Loan Prospectus Supplement that keys our responses to your comments.

      Should you have any questions in relation to the foregoing responses, please call me at (212) 504-6288.

Very truly yours,

 /s/ Kimberly Jones
----------------------------
Kimberly Jones

cc:   Malcolm Wattman

Enclosures